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                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.


                                   FORM U-57


                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed under Section 33(a) of the

            Public Utility Holding Company Act of 1935, as amended
                               (the "1935 Act")


BAOTOU TIANJIAO POWER CO., LTD.
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(Name of foreign utility company)


HAWAIIAN ELECTRIC INDUSTRIES, INC.
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(Name of filing company, if filed on behalf of a foreign utility company)


Item 1

     The name of the entity claiming foreign utility company status is Baotou Tianjiao Power Co., Ltd. ("Tianjiao"). Tianjiao's business address is Kun District, Baotou, Autonomous Region of Inner Mongolia, People's Republic of China (the "PRC"). Tianjiao is a Sino-foreign cooperative joint venture established under the laws of the PRC.

     On or about September 3, 1998, United Power Pacific Company, Limited, a Mauritius company ("UPP"), acquired a 75% ownership interest in Tianjiao. HEI Power Corp. China II, a Mauritius company ("HEIPC II") has an approximate 80% ownership interest in UPP. HEIPC II is beneficially a wholly-owned subsidiary of HEI Power Corp. International, a Cayman Islands company, which in turn is a wholly-owned subsidiary of HEI Power Corp., a Hawaii corporation, which in turn is a wholly-owned subsidiary of Hawaiian Electric Industries, Inc., a Hawaii corporation ("HEI").

     Pursuant to a power purchase contract, Tianjiao will build, own, operate and maintain an approximately 206 MW coal-fired electric generation plant ("Plant") "inside-the-fence" at the Baotou Iron and Steel (Group) Co., Ltd. ("BaoSteel") steel factory in Baotou, PRC, over a total period, including construction, of approximately twenty (20) years. BaoSteel has a 25% ownership interest in Tianjiao. At the conclusion of the term, Tianjiao will transfer the Plant to BaoSteel.
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     Other than the Plant, Tianjiao neither owns nor operates any other facilities used for the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for any purpose. Tianjiao is not a public utility company and has no subsidiaries.

Item 2

     Hawaiian Electric Company, Inc. ("HECO"), Hawaii Electric Light Company, Inc. ("HELCO"), and Maui Electric Company, Limited ("MECO") are domestic associate public utility companies, as defined under section 2(a) of the 1935 Act, of Tianjiao because HECO, HELCO, and MECO are wholly-owned, directly or indirectly, by a holding company, HEI, in common with Tianjiao.

     HECO, HELCO, and MECO have no direct relationship with and do not own any interest in UPP. HECO, HELCO, and MECO have not and will not contribute funds to UPP for the acquisition of the interest in Tianjiao.


                                   EXHIBIT A

     The certification of the Public Utilities Commission, State of Hawaii (letter dated November 27, 1995), required under section 33(a)(2) of the 1935 Act is incorporated by reference to Exhibit A to Form U-57, dated October 30, 1996 and filed by HEI on behalf of HEI Power Corp. Guam.


                                   SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                       HAWAIIAN ELECTRIC INDUSTRIES, INC.



                                       By: /s/ Robert F. Clarke
                                          --------------------------------
                                          Robert F. Clarke
                                          President and Chief Executive Officer


Date:  September 3, 1998

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